Exhibit 99.4

Stikeman Elliott LLP Barristers & Solicitors 5300 Commerce Court West 199 Bay Street Toronto, ON Canada M5L 1B9 Main: 16 869 5500 Fax: 416 947 0866 www.stikeman.com

May 19, 2020

TO:	HEXO Corp.

3000 Solandt Road

Ottawa, Ontario

K2K 2X2

Re:	HEXO Corp.

Dear Ladies and Gentlemen:

We refer to the shelf prospectus supplement of HEXO Corp. (the “Corporation”) dated May 19, 2020 (the “Prospectus Supplement”) relating to the offering by the Corporation of units under an amended and restated short form base shelf prospectus dated December 14, 2018 (amending and restating the short form base shelf prospectus dated November 19, 2018), forming part of the Registration Statement on Form F-10 (Registration No. 333-228924) filed by the Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the reference to our statements under the heading “Eligibility for Investment” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the U.S. Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

(Signed) “Stikeman Elliott LLP”